UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 001-31893

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, BC  V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F    ☐        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A.S. Kemp”

Date:  July 19, 2012

By

JULIE A.S. KEMP
Corporate Secretary

EXHIBITS

Exhibit Index for Form 6-K

1.0	Feasibility Study of the Hosco Deposit - Joanna Gold Project for Aurizon Mines Ltd.

1.1 A. Grandillo Consent Form

1.2 P. Live Consent Form

1.3 Y. Thomassin Consent Form

1.4 M. Dupere Consent Form